Exhibit 99.77

Collective Mining Reports a Major Discovery at Trap; Drills 646 Metres at 0.81 g/t AuEq, Including 301.5m @ 1.01 g/t AuEq From 19.5m Depth

Toronto, Ontario, January 18, 2024 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to report the discovery of a significant new zone of precious metal mineralization at the Trap target (“Trap”) as part of its Guayabales Project in Caldas, Colombia. Today’s results from two diamond drill holes are interpreted to have intercepted the upper portions of a porphyry system which is overprinted by late-stage carbonate base metal (“CBM”) sheeted vein zones. Trap is located approximately 3.5 kilometres along the molybdenum soil trend to the northeast of the Apollo porphyry system and is now the second major porphyry discovery made at the Guayabales Project.

Highlights (see Table 1 and Figures 1-4)

●	Drill hole TRC-2, which was drilled from the northwest to the southeast, has intercepted multiple mineralization styles while displaying excellent continuity over the entire interval as follows:

o	646.0 metres @ 0.81 g/t gold equivalent from 19.5 metres depth including:

o	301.5 metres @ 1.01 g/t gold equivalent from 19.5 metres downhole (19.1 metres vertical depth)

o	TRC-2 bottomed in mineralization with the final 11.05 metres averaging 0.98 g/t AuEq

●	Drill hole TRC-3 was drilled from the east to the west from a separate pad to TRC-2. The hole cut two intervals of continuous mineralization with a post mineral dyke in between that is expected to be limited in dimensions based on surface mapping. Assay results for this hole are as follows:

o	159.75 metres @ 1.04 g/t gold equivalent from 86.80 metres downhole (44 metres vertical depth) including:

o	47 metres @ 2.25 g/t gold equivalent from 188 metres downhole (133 metres vertical depth)

o	72.7 metres @ 0.77 g/t gold equivalent from 359.35 metres downhole (286 metres vertical depth)

●	The Trap porphyry target has been traced by rock and soil sampling over a large area measuring 2 kilometres by 2 kilometres. Reconnaissance drilling to date has outlined mineralization only over a small portion of the target area measuring 340 metres along strike (in a SE-NW direction) by 170 metres across by up to 687 metres vertically and remains open in all directions.

●	Mineralization at Trap is hosted predominantly in a quartz diorite unit with two styles of late stage CBM sheeted veins overprinting a gold-copper mineralized porphyry system (magnetite and minor chalcopyrite). The core for both holes is heavily altered with sericite indicating that drilling to date likely has only covered the shallow elevation of this porphyry system.

●	Drilling at Trap is expected to resume in the coming days. The next hole will be drilled steeper to test for continuity of mineralization at depth and see if the porphyry system alteration transitions from the current sericitic phase to the potassic phase.

Ari Sussman, Executive Chairman commented: “When one steps back and thinks about the multiple discoveries we have made at our Guayabales Project and the geological relationship to the multi-million ounce Marmato mine next door, it is clear that we are onto a new emerging large-scale metals district and must remain aggressive with exploration. It is not every day that a company drills such significant intercepts from surface into a newly generated target. We are excited to resume drilling in the coming days at Trap as we embark on a quest to understand the potential of the discovery.”

Figure 1: Long Section of the 4.5 Kilometre Porphyry Trend at the Guayabales Project, Highlighting the Discovery Holes at Trap

Figure 2: Core Photo Highlights from Drill Hole TRC-2

Figure 3: Plan View of the Trap Target and Drill Holes Announced in This Release

Figure 4: Plan View of the Guayabales Project Highlighting the Trap Target Area

Table 1: Assay Results for TRC-2 and TRC-3

Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Mo (%)	AuEq (g/t*)
TRC-2	19.50	665.50	646.00	0.71	6	0.02	0.001	0.81
incl	19.50	321.00	301.50	0.84	7	0.04	0.003	1.01
and incl	385.60	477.30	91.70	0.96	4	-	-	1.00
TRC-3	86.80	246.55	159.75	0.69	15	0.07	0.004	1.04
Incl	188.00	235.00	47.00	1.68	28	0.12	0.003	2.25
and	359.35	432.05	72.70	0.61	6	0.04	0.003	0.77

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.016 x 0.88) + (Cu (%) x 1.79 x 0.90)+ (Mo (%) x 11.62 x 0.85) utilizing metal prices of Cu – US$3.85/lb, Ag – US$24/oz, Mo - US$25/lb and Au – US$1,475/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo and 90% for Cu. Recovery rate assumptions for gold are based on metallurgical results announced on October 17, 2023. Recovery rates for copper, molybdenum and silver are speculative as limited metallurgical work has been completed to date on these metals. True widths are unknown, and grades are uncut.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s near-term objective is to drill the shallow portions of the Apollo system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.